# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMGC Holdings Inc., CIK 0001840563
CUSIP: 73017P508
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0001982476
Persons authorized to receive notices and communications: Ross. D. Carmel, Esq., 1185 Avenue of the Americas, 26th Floor, New York, New York (NY), 10036, (212) 930-9700

## Reporting persons
- Braeden Lichti (CIK 0001982476): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 450,313; sole dispositive power 0; shared dispositive power 450,313; aggregate amount beneficially owned 450,313 (7.4% of the class)
  Comment: Row 4: Mr. Lichti used personal funds for consideration of common stock previously reported in the Schedule 13D. The Issuer underwent multiple reverse stock splits since the filing of the Schedule 13D, and the beneficially owned amounts of shares reported in this Amendment No. 2 reflect amounts on a post-split basis. The options granted to Northstrive Companies Inc., an entity wholly owned by Mr. Lichti, on June 1, 2026 were partial consideration for consultant services provided to the Issuer through Northstrive Companies Inc. Such options are reported in Mr. Lichti's Form 4 filed with the SEC on June 2, 2026.
  
  Rows 8, 10, and 11: Includes (i) 2 shares of common stock, par value $0.0001 per share ("Common Stock") underlying options previously granted to Mr. Lichti, held by Northstrive Companies Inc., a company wholly owned by Mr. Lichti, (ii) 2 shares of Common Stock underlying warrants previously issued to Mr. Lichti and held by BWL Investments Ltd, an entity owned by Mr. Lichti, (iii) 32 shares of Common Stock held by Northstrive Companies Inc., and (iv) 450,277 shares of Common Stock underlying options granted to Northstrive Companies Inc. on June 1, 2026.
  
  Row 13: Calculated based on 5,631,282 shares of Common Stock of the Issuer issued and outstanding on June 1, 2026.
- Northstrive Companies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 450,311; sole dispositive power 0; shared dispositive power 450,311; aggregate amount beneficially owned 450,311 (7.4% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13D, the Chief Executive Officer and sole owner of Northstrive Companies Inc.
  
  Row 4: Mr. Lichti used personal funds for consideration of Common Stock previously reported in the Schedule 13D, which Common Stock were previously held by other entities of Mr. Lichti, and were later assigned to Northstrive Companies Inc. The Issuer underwent multiple reverse stock splits since the filing of the Schedule 13D, and the beneficially owned amounts of shares reported in this Amendment No. 2 reflect amounts on a post-split basis. The options granted to Northstrive Companies Inc. on June 1, 2026 were partial consideration for consultant services provided to the Issuer through Northstrive Companies Inc. Such options are reported in Mr. Lichti's Form 4 filed with the SEC on June 2, 2026.
  
  Rows 8, 10, and 11: Includes (i) 2 shares of Common Stock underlying options previously granted to Mr. Lichti, held by Northstrive Companies Inc., a company wholly owned by Mr. Lichti, (ii) 2 shares of Common Stock underlying warrants previously issued to Mr. Lichti and held by BWL Investments Ltd, an entity owned by Mr. Lichti, (iii) (iii) 32 shares of Common Stock held by Northstrive Companies Inc., and (iv) 450,277 shares of Common Stock underlying options granted to Northstrive Companies Inc. on June 1, 2026.
  
  Row 13: Calculated based on 5,631,282 shares of Common Stock of the Issuer issued and outstanding on June 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PMGC Holdings Inc.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Comment: This Amendment No. 1 relates to the Common Stock of the Issuer and amends the Schedule 13D. The principal executive offices of the Issuer are located at 120 Newport Center Drive, Newport Beach, CA 92660.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 is filed jointly by Braeden Lichti and Northstrive Companies Inc. Mr. Lichti is the Chief Executive Officer and sole owner of Northstrive Companies Inc.
Residence or business address: The address of each of the Reporting Persons is 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: Northstrive Companies Inc. is principally engaged in the business of investment management and advisory services. Mr. Lichti is principally engaged as the Chief Executive Officer of Northstrive Companies Inc.
Criminal convictions in the last five years: Mr. Lichti has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Northstrive Companies Inc. is a California corporation. Mr. Lichti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Lichti used personal funds for consideration of Common Stock previously reported in the Schedule 13D, which Common Stock were previously held by other entities of Mr. Lichti, and were later assigned to Northstrive Companies Inc. The options granted to Northstrive Companies Inc. on June 1, 2026 were partial consideration for consultant services provided to the Issuer through Northstrive Companies Inc. Such options are reported in Mr. Lichti's Form 4 filed with the SEC on June 2, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of the Reporting Persons' Schedule 13D with the SEC on March 28, 2025, the Common Stock reported therein were assigned from Mr. Lichti's entities to Northstrive Companies Inc. The Issuer underwent multiple reverse stock splits since the filing of the Schedule 13D, and the beneficially owned amounts of Common Stock reported in this Amendment No. 1 reflects shares on a post-split basis. On June 1, 2026 the Issuer granted to Northstrive Companies options reported herein, pursuant to the Issuer's 2025 Equity Incentive Plan, as amended, and as parital consideration for consultant services provided to the Issuer through Northstrive Companies Inc.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information contained on the cover page of this Amendment No. 1, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote:
Braeden Lichti: 0 shares
Northstrive Companies Inc.: 0 shares

Shared power to vote or to direct the vote:
Braeden Lichti: 450,281 shares
Northstrive Companies Inc.: 450,279 shares

Sole power to dispose or to direct the disposition of:
Braeden Lichti: 0 shares
Northstrive Companies Inc.: 0 shares

Shared power to dispose or to direct the disposition:
Braeden Lichti: 450,281 shares
Northstrive Companies Inc.: 450,279 shares
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Braeden Lichti and Northstrive Companies Inc., filed herein as Exhibit A.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (06/03/2026)
- Northstrive Companies Inc.: /s/ Braeden Lichti, Braeden Lichti/Chief Executive Officer (06/03/2026)